

Mail Stop 7010

July 13, 2006

Ken Cai
Chief Executive Officer
Aquasol EnviroTech Ltd.
1055 West Hastings Street, Suite 1980
Vancouver, British Columbia, Canada V6E 2E9

Re: Aquasol EnviroTech Ltd.
Amendment No. 1 to Registration Statement on Form 20-F
Filed June 21, 2006
File No. 1-32617

Dear Mr. Cai:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3.B. Capitalization and Indebtedness, page 8

1. We note your response to prior comment 2 from our letter dated June 7, 2006. Your capitalization table as of March 31, 2006 is older than 60 days from the date your filing was filed. Please update your capitalization and indebtedness information so that this information is not older than 60 days from the date your filing is filed. See Item 3.B of Form 20-F.

Item 3.D. Risk Factors, page 8

We have had no operations for the past three years . . ., page 8

2. We note your response to prior comment 4. Please delete the language in the last sentence that you currently have limited operations. Disclosure throughout your registration statement says that you do not have any operations or products.

3. We reissue prior comment 5. Disclose that you are a shell company since you meet the definition as set forth in Rule 12b-2 of the Exchange Act. Disclose this in the risk factor heading as well. Also disclose that no asset values are assigned to your patents in the financial statements.

4. Please confirm that when you file your next annual report on Form 20-F, which is due in September, that you will indicate by check mark that the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

The officers and directors of our Company . . ., page 9

5. We note your response to prior comment 6. Based on disclosure in other EDGAR filings, Ken Cai and Jeffrey Zheng appear to be promoters for other shell companies. For example:

    - They were the sole directors and officers of Goldstrike, Inc., which was a shell company as defined in Rule 12b-2 of the Exchange Act, and subsequently entered into a reverse merger.
    - Ken Cai was president, CEO and director of Minco Mining, which was a shell company as defined in Rule 12b-2 of the Exchange Act, and subsequently entered into a reverse merger.
    - Yenyou Zheng is president and director of the Bralorne Mining Company, a shell company as defined in Rule 12b-2 of the Exchange Act.

    Please disclose this information in the prospectus.

Item 4.B. Business Overview, page 14

6. We reissue prior comment 13. You use a significant amount of technical jargon that is difficult to understand. Please revise this entire section to discuss your anticipated business more clearly.

7. We note your response to prior comment 14. Please describe the biological methods the system uses in non-technical words.

Corporate Strategy, page 20

8. We note your response to prior comment 17. Please revise paragraph (1) under your short term corporate objective in a clear and non-technical manner.

Research and Development, page 23

9. We reissue prior comment 18. Please include your disclosure in response to comment 31 in your letter dated November 16, 2005 in this section. Also revise your description of the Bio Trap system in Squamish in a clear and understandable manner, since the last three paragraphs in this section contain excessive technical jargon.

Item 7.A. Major Shareholders, page 33

10. Please update the table to the most recent practicable date.

Financial Statements – March 31, 2005

General

11. Please update your financial statements to comply with Item 8.A.4 of Form 20-F at the effective date of the registration statement.

Consolidated Balance Sheet, page 68

12. We note your response to prior comment 24. Your current caption of "retained earnings (deficit)" does not meet the requirements of a developmental stage company. Please revise your balance sheets to include any cumulative net losses reported with a descriptive caption such as "deficit accumulated during the development stage" in the stockholders' equity section. Please make any necessary revisions throughout the entire document, where applicable. See paragraph 11(a) of SFAS 7.

Consolidated Statements of Combined Income, page 69

13. Please revise the caption "Comprehensive income" to reflect both comprehensive income and loss, where appropriate.

Consolidated Statement of Stockholders' Equity, page 71

14. Please revise your column heading "cumulative currency translation adjustment" to be consistent with your heading of accumulated other comprehensive income on your consolidated balance sheet.

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gary S. Joiner, Esq.
        Frascona, Joiner, Goodman and Greenstein PC
        4750 Table Mesa Drive
        Boulder, CO 80305-5575